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                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                  SUB-ITEM 77C

     (a) A Special Meeting of the Shareholders of John Hancock Trust (the "Trust) was held at the Trust's principal office at 601 Congress Street, Boston Massachusetts on September 26, 2007 at 10:00 a.m.

     (b)  Not Applicable

     (c)  Proposals

     PROPOSAL 1 Approval of Agreement and Plan of Reorganization providing for the combination of the Special Value Trust into the Small Cap Value Trust

At the meeting, the proposal was approved by the shareholders of the Special Value Trust. The number of votes cast FOR or AGAINST or which ABSTAINED from voting is set forth below:

                                      SHARES
                      --------------------------------------
PORTFOLIO                 FOR         AGAINST     ABSTAINED
---------             -----------   ----------   -----------
PROPOSAL 1
Special Value Trust   408,318.771   24,293.951   37,934.454